UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 001-33251

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIVERSAL INSURANCE HOLDINGS, INC.
1110 WEST COMMERCIAL BLVD.
FORT LAUDERDALE, FLORIDA 33309

UNIVERSAL PROPERTY & CASUALTY 401(k)
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

Table of Contents		Page

	Report of Independent Registered Public Accounting Firm	1

(a)	Financial Statements

	Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

	Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018	3

	Notes to Financial Statements	4

(b)	Supplemental Schedule

	Schedule of Assets Held at End of Year as of December 31, 2018 - Form 5500, Schedule H, Part IV, Line 4(i)	9

	Signatures	10

	Exhibits:
	Exhibit 23.1 Consent of Plante & Moran, PLLC

Report of Independent Registered Public Accounting Firm

To the Trustees
Universal Property & Casualty
401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2018 and 2017 and the changes in its net assets for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2010.

Chicago, Illinois
June 24, 2019

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2018	December 31, 2017
ASSETS:
Participant directed investments at fair value:
Mutual funds	$21,098,244	$19,503,738
Universal Insurance Holdings Common Stock Fund	220,500	—
Self-directed brokerage accounts	749,917	796,644
Total participant-directed investments	22,068,661	20,300,382

Contributions receivable:
Participants	—	61,109
Employer	—	41,598
Total contributions receivables	—	102,707

Notes receivable from participants	1,206,684	1,036,311
Total assets	23,275,345	21,439,400

LIABILITIES - Excess contributions payable	6,723	16,292

NET ASSETS AVAILABLE FOR BENEFITS	$23,268,622	$21,423,108

See notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2018
ADDITIONS TO NET ASSETS:
Contributions:
Participants	$2,766,851
Employer	1,789,280
Rollovers	577,405
Total contributions	5,133,536

Investment income:
Interest and dividends	931,915
Net realized and unrealized loss on investments	(2,523,629)
Total investment loss	(1,591,714)

Interest income on notes receivable from participants	55,814
Total additions	3,597,636

DEDUCTIONS FROM NET ASSETS:
Benefits paid directly to participants or beneficiaries	1,751,297
Administrative expenses	825
Total deductions	1,752,122

NET INCREASE	1,845,514

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,423,108

End of year	$23,268,622

See notes to financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Note 1 -	DESCRIPTION OF THE PLAN

The following description of Universal Property & Casualty 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan maintained on a 12-month plan year, which begins on January 1 and ends on December 31. The Plan was established by Universal Property & Casualty Insurance Company, the Plan’s sponsor, on January 1, 2009. Universal Property & Casualty Insurance Company is a wholly-owned subsidiary of Universal Insurance Holdings, Inc. (“UVE”). The Plan covers all employees of Universal Property & Casualty Insurance Company and participating affiliates of UVE (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility - Any employee of the Company who has attained 18 years of age and has completed three consecutive months of service is eligible to participate in the Plan. Eligible employees may enroll in the Plan on the first day of each month of the plan year.

Contributions - An eligible employee may elect to contribute an amount between 1 percent and 90 percent (in whole percentages) of the contributing participant’s before-tax compensation, not to exceed current Internal Revenue Service (IRS) regulations. Participants who have attained age 50 may make catch-up contributions in addition to their regular deferral contributions. Participants can elect whether to have their contributions subject to federal income tax each pay period or defer federal income tax until withdrawn. Eligible employees may also contribute, with the consent of the plan administrator, amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including the Universal Insurance Holdings Common Stock Fund, which holds common stock of UVE. The Plan restricts investment in Universal Insurance Holdings Company Stock Fund to a total of 30% of any contribution made by participants. The participants are able to change their investment options on a daily basis.

The employer matches participants’ contributions in an amount equal to 100 percent of each eligible participant’s contribution up to a maximum of 5 percent of the participant’s compensation for the contribution period.

The employer may also make a discretionary profit-sharing contribution to the Plan as determined by the Company. There was no such profit-sharing contribution during 2018.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, the employer’s profit-sharing contribution, and allocations of the plan earnings and is charged with an allocation of administrative expenses and plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant (or the participant’s spouse or designated beneficiary, in the case of death) may receive 100 percent of the value of the participant’s account. Upon termination of service due to any other reason, a participant may receive the vested portion of the value of the participant’s account. Distributions may be in the form of a lump-sum payment or installment payments. If the participant’s vested account balance is less than $5,000, distributions will be made in a single lump-sum payment. If the participant’s vested account balance exceeds $5,000, the distribution may be made in a single lump-sum payment, installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and their beneficiary), or partial withdrawals.

Forfeitures - Forfeitures can be used to reduce administrative expenses or future employer contributions. Forfeitures are first used to pay any administrative expenses and any remaining forfeitures are used to reduce employer contributions. For the year ended December 31, 2018, $56,594 was used to reduce employer contributions. As of December 31, 2018 and 2017, the forfeiture account balance was $9,351 and $65,945, respectively.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Vesting - Participants are immediately vested in both participant and employer matching contributions. Participants vest in employer discretionary contributions as follows:

Years of Service	Vested Percentage
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms, excluding those for the purchase of a principal residence, range from 1 to 5 years (60 months). Loans for the purchase of a principal residence can be paid over a reasonable period of time, not to exceed 30 years. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate on the date of the loan request plus 1 percent. Principal and interest are paid ratably through biweekly payroll deductions.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Mutual funds are valued based on quoted market values. The Universal Insurance Holdings Common Stock Fund is valued based on the year-end market value of Universal Insurance Holdings Common Stock plus uninvested cash, if any, held in the fund. Additionally, the Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include various investments in publicly traded securities, which are valued based on quoted market values. See Note 3 for additional information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Delinquent loans are reclassified as distributions based on the terms of the plan document.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Administrative Expenses - Certain administrative costs are paid by the Company, which qualify as party-in-interest transactions.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through the date the financial statements were issued and determined that, other than those disclosed throughout the financial statements, no additional disclosures were required.

Note 3 -	FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2018 and 2017.

Level 1 - Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby, inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2018

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$21,098,244	$21,098,244	$—	$—
Universal Insurance Holdings Common Stock Fund	220,500	220,500	—	—
Self-directed brokerage accounts (1)	749,917	749,917	—	—
Total	$22,068,661	$22,068,661	$—	$—

(1)
Self-directed brokerage accounts consist of interest-bearing cash of $40,882, corporate common stock of $708,806 of which includes $345,717 of UVE common stock, and corporate common stock warrants of $229 at December 31, 2018.

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Assets Measured at Fair Value on a Recurring Basis at December 31, 2017

	Investments (at Fair Value)	Level 1	Level 2	Level 3
Mutual funds	$19,503,738	$19,503,738	$—	$—
Self-directed brokerage accounts (2)	796,644	796,644	—	—
Total	$20,300,382	$20,300,382	$—	$—

(2)
Self-directed brokerage accounts consist of non interest-bearing cash of $63,920, interest-bearing cash of $198,492 and corporate common stock of $534,232, of which includes $273,176 of UVE common stock at December 31, 2017.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There have not been any transfers between levels of the fair value hierarchy during 2018 and 2017.

Note 4 -	TAX STATUS

The Plan is a prototype plan. The prototype plan has received a favorable opinion letter from the Internal Revenue Service (IRS) indicating that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought out its own determination letter from the IRS.

Note 5 -	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$23,268,622	$21,423,108
Excess contributions payable	6,723	16,292
Net assets per Form 5500	$23,275,345	$21,439,400

The following is a reconciliation of contribution revenue per the financial statements for the year ended December 31, 2018 to Form 5500:

2018
Net increase per the financial statements	$1,845,514
Change in corrective distributions	(9,569)
Net income per Form 5500	$1,835,945

Universal Property & Casualty 401(k)
Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Note 6 -	RELATED PARTIES

The Company is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. The Plan engages in transactions involving the acquisition or disposition of UVE common stock in the Universal Insurance Holdings Common Stock Fund. All of these transactions are exempt from the “prohibited transactions” provisions of ERISA. The Plan held shares of UVE common stock in the Universal Insurance Holdings Common Stock Fund and the self-directed brokerage account with a combined estimated fair value of $566,217 and $273,276 as of December 31, 2018 and 2017, respectively.

The Company also paid certain of the Plan’s administrative expenses during the year ended December 31, 2018, which is not reflected in the Plan’s financial statements. All the transactions discussed in this paragraph qualify as party-in-interest transactions.

UNIVERSAL PROPERTY & CASUALTY 401(K)
PROFIT SHARING PLAN
EIN: 65-0789077, PLAN NO. 001

SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
DECEMBER 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost **	Current Value
		Mutual funds:
	Invesco	Invesco Income Fund - Investor Class		$106,474
	American Funds	American Funds Target Date Retirement Fund 2045 Class - R3		2,935,973
		American Funds Target Date Retirement Fund 2035 Class - R3		4,571,259
		American Funds Target Date Retirement Fund 2025 Class - R3		1,752,737
		American Funds Target Date Retirement Fund 2015 Class - R3		115,658
		American Funds U.S. Government Money Market Fund - Class R3		1,383,638
		American Funds Capital World Bond - Class R3		174,229
		American Funds Capital World Growth and Income Fund - Class R3		638,554
		American Funds EuroPacific Growth Fund - Class R3		534,588
		American Funds Fundamental lnvestors - Class R3		525,298
		American Funds The Growth Fund of America - Class R3		872,615
		American Funds Investment Company of America Fund - Class R3		315,291
		American Funds New Perspective Fund - Class R3		693,668
		American Funds The Bond Fund of America - Class R3		152,833
		American Funds The Income Fund of America - Class R3		1,044,820
	MFS	MFS Utilities Fund - Class R3		404,058
		MFS Total Return - Class R3		335,112
	Vanguard	Vanguard Real Estate Index Fund - Investor Class		317,104
		Vanguard 500 Index Fund - Investor Class		1,977,902
		Vanguard LifeStrategy Moderate Growth Fund		341,620
		Vanguard Small Cap Value Index Fund - Investor Class		382,644
		Vanguard Global Capital Cycles Fund - Investor Class		210,101
		Vanguard LifeStrategy Conservative Growth Fund - Investor Class		267,811
		Vanguard Emerging Markets Stock Index Fund - Investor Class		285,604
		Vanguard LifeStrategy Growth Fund		550,294
		Vanguard Energy Fund - Investor Class		208,359

*	TD Ameritrade	Self-Directed Brokerage Account - Brokerage Fund Options		749,917

*	Universal Insurance Holdings	Common Stock Fund		220,500

*	Participants	Notes receivable from participants - Interest rates varying from 4.25 to 6.25 percent	_	1,206,684

		Total		$23,275,345

*	Investment is with a party-in-interest to the Universal Property & Casualty 401(k) Profit Sharing Plan.
**	Historical cost information for participant-direct accounts are not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Property & Casualty 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Property & Casualty 401(k) Profit Sharing Plan

Date: June 24, 2019	By:	/s/ Frank C. Wilcox
Frank C. Wilcox, Chief Financial Officer
UNIVERSAL INSURANCE HOLDINGS, INC.